FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2 August, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2023 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2023 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 2, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2023 in comparison with its results for the quarter ended June 30, 2022.

Summary of 2023 Second Quarter Results

(Comparison with first quarter of 2023 and second quarter of 2022)

	2Q 2023	1Q 2023		2Q 2022
Net sales ($ million)	4,075	4,141	(2%)	2,800	46%
Operating income ($ million)	1,278	1,351	(5%)	663	93%
Net income ($ million)	1,136	1,129	1%	634	79%
Shareholders’ net income ($ million)	1,123	1,129	0%	637	76%
Earnings per ADS ($)	1.90	1.91	0%	1.08	76%
Earnings per share ($)	0.95	0.96	0%	0.54	76%
EBITDA ($ million)	1,409	1,477	(5%)	806	75%
EBITDA margin (% of net sales)	34.6%	35.7%		28.8%

Our second quarter sales were close to the record level we posted in the first quarter reflecting a high level of offshore sales and of shipments to US onshore customers, as well as an increase in sales in the Middle East. These effects largely compensated for slightly lower pricing in the onshore Americas and lower OCTG sales in Colombia and Canada, and lower pipeline sales in Argentina. Sales also included $20 million from Global Pipe Company (GPC), a Saudi large diameter pipe producer which became a majority owned subsidiary of Tenaris Saudi Steel Pipe, from May 17, 2023. Our EBITDA and operating income declined 5% affected by lower sales and an increase in SG&A expenses. On the other hand, our net income reached 28% of sales as it benefitted from an improvement in finance results and higher income from non-consolidated companies.

Our free cash flow for the quarter reached a record level of $1.2 billion, net of capex of $165 million. Free cash flow included a reduction of working capital of $294 million as our operating working capital days declined to a low level of 120 days during the quarter. After a dividend payment of $401 million in May 2023, our net cash position increased to $2.3 billion at June 30, 2023.

Market Background and Outlook

In the past month, oil prices have recovered above $80 per barrel as the prospects for the US economy brighten and Saudi Arabia confirms its commitment to production cuts. North American natural gas prices, however, remain at low levels, while LNG and European natural gas prices have fallen back to more normal levels.

In the United States, the decline in oil and gas drilling activity seen in the first half should bottom out before the end of the year. This decline together with the accumulation of excess OCTG inventories, following a surge in imports in the first part of the year, is being reflected in pipe prices, which will affect our results through the rest of the year. In Canada, while drilling activity has held up so far this year, some of the operators we serve are reducing activity as they face cash flow restrictions. In Latin America, offshore drilling in Brazil and Guyana is expected to remain at a high level, but onshore drilling is being affected by political uncertainty in Colombia, Ecuador and Argentina. In the Eastern Hemisphere, activity continues to increase particularly in the Middle East and offshore.

Following record results in the first half, we expect that our sales and margins will be significantly lower in the second half. Although we expect our sales in the Middle East, led by Saudi Arabia, and to offshore projects to increase further, this will not compensate for a decline in sales in North and South America, which will reflect onshore pricing and activity declines as well as lower pipeline shipments. Our free cash flow will remain at a good level with a further reduction in working capital.

Analysis of 2023 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2023	1Q 2023		2Q 2022
Seamless	844	840	0%	815	4%
Welded	255	283	(10%)	75	241%
Total	1,099	1,123	(2%)	890	23%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2023	1Q 2023		2Q 2022
(Net sales - $ million)
North America	2,142	2,229	(4%)	1,583	35%
South America	893	975	(8%)	462	93%
Europe	270	252	7%	259	4%
Asia Pacific, Middle East and Africa	612	519	18%	327	87%
Total net sales ($ million)	3,918	3,975	(1%)	2,632	49%
Operating income ($ million)	1,251	1,312	(5%)	636	97%
Operating margin (% of sales)	31.9%	33.0%		24.2%

Net sales of tubular products and services decreased 1% sequentially but increased 49% year on year. On a sequential basis volumes sold decreased 2% due to a reduction in welded shipments while average selling prices increased 1%. In North America, sales decreased as prices have started to adjust and due to seasonally lower sales in Canada. In South America we had lower sales for pipelines in Argentina following the completion of gas pipeline deliveries, lower sales in Colombia reflecting political uncertainty, partially offset by higher offshore sales in Brazil and Guyana. In Europe sales increased due to higher sales of line pipe and OCTG for offshore projects in Norway. In Asia Pacific, Middle East and Africa, we had higher sales in Saudi Arabia, including sales from Global Pipe Company, a large diameter welded pipe producer, subsidiary of Saudi Steel Pipe, which after an additional investment started to be consolidated since May 17, 2023.

Operating results from tubular products and services amounted to a gain of $1,251 million in the second quarter of 2023 compared to a gain of $1,312 million in the previous quarter and $636 million in the second quarter of 2022. Our operating margin decreased slightly mainly due to the effect of higher SG&A expenses on lower sales.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2023	1Q 2023		2Q 2022
Net sales ($ million)	157	167	(6%)	168	(7%)
Operating income ($ million)	27	40	(31%)	27	2%
Operating margin (% of sales)	17.3%	23.8%		15.8%

Net sales of other products and services decreased 6% sequentially and 7% year on year. Sequentially, sales declined due to lower sales of oil services in Argentina and sucker rods, with their corresponding impact on operating income.

Selling, general and administrative expenses, or SG&A, amounted to $529 million, or 13.0% of net sales, in the second quarter of 2023, compared to $487 million, 11.8% in the previous quarter and $412 million, 14.7% in the second quarter of 2022. Sequentially, our SG&A expenses increased mainly due to higher provisions and labour costs and as a percentage of sales they increased also due to the reduction in sales.

Financial results amounted to a gain of $40 million in the second quarter of 2023, compared to $21 million in the previous quarter and a loss of $11 million in the second quarter of 2022. The net financial income result of the quarter amounted to a gain of $9 million and additionally we had net foreign exchange transaction gains of $33 million.

Equity in earnings of non-consolidated companies generated a gain of $96 million in the second quarter of 2023, compared to $53 million in the previous quarter and $103 million in the second quarter of 2022. These results are mainly derived from our participation in Ternium (NYSE:TX).

Income tax charge amounted to $278 million in the second quarter of 2023, compared to $296 million in the previous quarter and $120 million in the second quarter of 2022.

Cash Flow and Liquidity of 2023 Second Quarter

Net cash generated by operating activities during the second quarter of 2023 was $1.3 billion, compared to $921 million in the first quarter of 2023 and $428 million in the second quarter of 2022. During the second quarter of 2023 cash generated by operating activities includes a net working capital reduction of $294 million.

With capital expenditures of $165 million, our free cash flow amounted to $1.2 billion during the quarter. After a dividend payment of $401 million in May 2023, our net cash position amounted to $2.3 billion at June 30, 2023, from $1.7 billion at March 31, 2023.

Analysis of 2023 First Half Results

	6M 2023	6M 2022	Increase/(Decrease)
Net sales ($ million)	8,216	5,168	59%
Operating income ($ million)	2,630	1,147	129%
Net income ($ million)	2,265	1,137	99%
Shareholders’ net income ($ million)	2,252	1,139	98%
Earnings per ADS ($)	3.81	1.93	97%
Earnings per share ($)	1.91	0.97	97%
EBITDA ($ million)	2,886	1,433	101%
EBITDA margin (% of net sales)	35.1%	27.7%

Our sales in the first half of 2023 increased 59% compared to the first half of 2022 as volumes of tubular products shipped increased 30% and average selling prices increased 26% while sales in the Others segment decreased 2%. Following the increase in sales, EBITDA doubled thanks to the increase in margins, as the increase in prices of tubular products more than offset a 12% increase in unit cost of sales, year on year.

Cash flow provided by operating activities amounted to $2.3 billion during the first half of 2023, net of an increase in working capital of $167 million, which reflects the recovery in activity levels. After capital expenditures of $282 million, our free cash flow amounted to $2.0 billion. Following a dividend payment of $401 million in May 2023, our net cash position amounted to $2.3 billion at the end of June 2023.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2023		6M 2022		Increase/(Decrease)
Tubes	7,892	96%	4,836	94%	63%
Others	324	4%	332	6%	(2%)
Total	8,216		5,168		59%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2023	6M 2022	Increase/(Decrease)
Seamless	1,684	1,587	6%
Welded	538	125	329%
Total	2,222	1,712	30%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2023	6M 2022	Increase/(Decrease)
(Net sales - $ million)
North America	4,371	2,930	49%
South America	1,868	810	131%
Europe	522	491	6%
Asia Pacific, Middle East and Africa	1,131	603	87%
Total net sales ($ million)	7,892	4,836	63%
Operating income ($ million)	2,563	1,107	131%
Operating margin (% of sales)	32.5%	22.9%

Net sales of tubular products and services increased 63% to $7,892 million in the first half of 2023, compared to $4,836 million in the first half of 2022 due to an increase of 30% in volumes and a 26% increase in average selling prices. Prices increased in all regions, while volumes increased in all regions except in Europe. Average drilling activity in the first half of 2023 increased 10% in the United States and Canada and 14% internationally compared to the first half of 2022.

Operating results from tubular products and services amounted to a gain of $2,563 million in the first half of 2023 compared to $1,107 million in the first half of 2022. The improvement in operating results was driven by the recovery in sales and margins. Following the increase in sales, operating income more than doubled thanks to the increase in margins, as the increase in prices more than offset a 12% increase in unit cost of sales, year on year.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2023	6M 2022	Increase/(Decrease)
Net sales ($ million)	324	332	(2%)
Operating income ($ million)	67	40	68%
Operating margin (% of sales)	20.6%	12.0%

Net sales of other products and services decreased 2% to $324 million in the first half of 2023, compared to $332 million in the first half of 2022, mainly due to lower sales of excess raw materials and pipes for civil and industrial installations in Europe, partially offset by higher sales of products and services for energy applications: oilfield services in Argentina, sucker rods and coiled tubing.

Operating results from other products and services amounted to a gain of $67 million in the first half of 2023, compared to $40 million in the first half of 2022. Results were mainly derived from our sucker rods business and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,016 million in the first half of 2023, representing 12.4% of sales, and $777 million in the first half of 2022, representing 15.0% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Financial results amounted to a gain of $60 million in the first half of 2023, compared to a loss of $13 million in the first half of 2022. Due to the increase in our financial position and in interest rates, net finance income amounted to $26 million in the first six months of 2023, compared to $7 million in the first half of 2022, which was negatively impacted by the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables. Additionally, other financial results amounted to a gain of $35 million in the first six months of 2023 compared to a $20 million loss in the first six months of 2022, these results being mainly related to foreign exchange results.

Equity in earnings of non-consolidated companies generated a gain of $149 million in the first half of 2023, compared to a gain of $191 million in the first half of 2022. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a charge of $574 million in the first half of 2023, compared to $188 million in the first half of 2022. The increase in income tax reflects better results at several subsidiaries following the improvement in activity.

Cash Flow and Liquidity of 2023 First Half

Net cash provided by operating activities during the first half of 2023 amounted to $2.3 billion (net of an increase in working capital of $167 million), compared to cash provided by operations of $401 million (net of an increase in working capital of $824 million) in the first half of 2022.

Capital expenditures amounted to $282 million in the first half of 2023, compared to $141 million in the first half of 2022. Free cash flow amounted to $2.0 billion in the first half of 2023, compared to $260 million in the first half of 2022.

After a dividend payment of $401 million in May 2023, our net cash position increased to $2.3 billion at June 30, 2023, from $0.9 billion at December 31, 2022.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2023 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.luxse.com and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 3, 2023, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/ifwpyt85

If you wish to participate in the Q&A session please register at the following link: https://register.vevent.com/register/BI5d29d2a63b7144cb966f56ed73ef36ba

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Net sales	4,074,913	2,800,474	8,216,094	5,167,515
Cost of sales	(2,267,164)	(1,735,342)	(4,574,943)	(3,257,284)
Gross profit	1,807,749	1,065,132	3,641,151	1,910,231
Selling, general and administrative expenses	(528,736)	(411,740)	(1,016,083)	(776,662)
Other operating income (expense), net	(823)	9,453	4,476	13,530
Operating income	1,278,190	662,845	2,629,544	1,147,099
Finance Income	45,866	6,441	93,753	15,266
Finance Cost	(36,379)	(6,127)	(67,924)	(7,962)
Other financial results, net	30,074	(11,771)	34,551	(19,879)
Income before equity in earnings of non-consolidated companies and income tax	1,317,751	651,388	2,689,924	1,134,524
Equity in earnings of non-consolidated companies	95,921	103,102	148,927	190,706
Income before income tax	1,413,672	754,490	2,838,851	1,325,230
Income tax	(277,632)	(120,464)	(573,604)	(187,771)
Income for the period	1,136,040	634,026	2,265,247	1,137,459

Attributable to:
Shareholders' equity	1,123,029	636,718	2,251,656	1,139,492
Non-controlling interests	13,011	(2,692)	13,591	(2,033)
	1,136,040	634,026	2,265,247	1,137,459

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2023		At December 31, 2022
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,779,137		5,556,263
Intangible assets, net	1,334,036		1,332,508
Right-of-use assets, net	115,550		111,741
Investments in non-consolidated companies	1,603,609		1,540,646
Other investments	373,309		119,902
Deferred tax assets	219,704		208,870
Receivables, net	208,480	9,633,825	211,720	9,081,650
Current assets
Inventories, net	3,884,364		3,986,929
Receivables and prepayments, net	195,711		183,811
Current tax assets	321,152		243,136
Trade receivables, net	2,597,353		2,493,940
Derivative financial instruments	21,638		30,805
Other investments	1,849,978		438,448
Cash and cash equivalents	755,305	9,625,501	1,091,527	8,468,596
Total assets		19,259,326		17,550,246
EQUITY
Shareholders' equity		15,625,585		13,905,709
Non-controlling interests		160,894		128,728
Total equity		15,786,479		14,034,437
LIABILITIES
Non-current liabilities
Borrowings	50,997		46,433
Lease liabilities	88,313		83,616
Deferred tax liabilities	376,676		269,069
Other liabilities	253,021		230,142
Provisions	108,308	877,315	98,126	727,386
Current liabilities
Borrowings	642,294		682,329
Lease liabilities	29,725		28,561
Derivative financial instruments	6,702		7,127
Current tax liabilities	382,147		376,240
Other liabilities	372,976		260,614
Provisions	40,936		11,185
Customer advances	100,596		242,910
Trade payables	1,020,156	2,595,532	1,179,457	2,788,423
Total liabilities		3,472,847		3,515,809
Total equity and liabilities		19,259,326		17,550,246

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	1,136,040	634,026	2,265,247	1,137,459
Adjustments for:		-
Depreciation and amortization	130,581	143,024	256,034	286,100
Income tax accruals less payments	(131,682)	39,036	57,174	45,951
Equity in earnings of non-consolidated companies	(95,921)	(103,102)	(148,927)	(190,706)
Interest accruals less payments, net	(18,240)	(311)	(21,940)	(1,611)
Changes in provisions	31,976	3,591	39,933	10,479
Reclassification of currency translation adjustment reserve	-	(71,252)	-	(71,252)
Changes in working capital	293,795	(232,003)	(166,762)	(823,824)
Others, including currency translation adjustment	(4,915)	14,743	(18,355)	8,552
Net cash provided by operating activities	1,341,634	427,752	2,262,404	401,148

Cash flows from investing activities
Capital expenditures	(165,161)	(74,409)	(282,249)	(141,343)
Changes in advance to suppliers of property, plant and equipment	2,211	(1,290)	2,244	(19,855)
Acquisition of subsidiaries, net of cash acquired	(4,108)	(4,082)	(4,108)	(4,082)
Loan to non-consolidated companies	(1,235)	-	(1,235)	-
Proceeds from disposal of property, plant and equipment and intangible assets	3,579	41,177	8,375	45,996
Dividends received from non-consolidated companies	43,513	45,488	43,513	45,488
Changes in investments in securities	(896,993)	(152,807)	(1,787,629)	(43,571)
Net cash used in investing activities	(1,018,194)	(145,923)	(2,021,089)	(117,367)

Cash flows from financing activities
Dividends paid	(401,383)	(330,584)	(401,383)	(330,584)
Dividends paid to non-controlling interest in subsidiaries	(17,437)	-	(17,437)	-
Changes in non-controlling interests	1,739	1,622	1,739	1,622
Payments of lease liabilities	(13,011)	(12,727)	(23,769)	(28,405)
Proceeds from borrowings	472,764	583,593	1,032,038	851,736
Repayments of borrowings	(463,195)	(185,032)	(1,143,087)	(441,176)
Net cash (used in) provided by financing activities	(420,523)	56,872	(551,899)	53,193

(Decrease) increase in cash and cash equivalents	(97,083)	338,701	(310,584)	336,974

Movement in cash and cash equivalents
At the beginning of the period	861,414	314,319	1,091,433	318,067
Effect of exchange rate changes	(9,060)	(17,092)	(25,578)	(19,113)
(Decrease) increase in cash and cash equivalents	(97,083)	338,701	(310,584)	336,974
	755,271	635,928	755,271	635,928

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
Income for the period	1,136,040	634,026	2,265,247	1,137,459
Income tax charge	277,632	120,464	573,604	187,771
Equity in earnings of non-consolidated companies	(95,921)	(103,102)	(148,927)	(190,706)
Financial Results	(39,561)	11,457	(60,380)	12,575
Depreciation and amortization	130,581	143,024	256,034	286,100
EBITDA	1,408,771	805,869	2,885,578	1,433,199

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
Net cash provided by operating activities	1,341,634	427,752	2,262,404	401,148
Capital expenditures	(165,161)	(74,409)	(282,249)	(141,343)
Free cash flow	1,176,473	353,343	1,980,155	259,805

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2023	2022
Cash and cash equivalents	755,305	636,571
Other current investments	1,849,978	559,827
Non-current investments	367,105	177,594
Derivatives hedging borrowings and investments	7,901	5,738
Current borrowings	(642,294)	(727,497)
Non-current borrowings	(50,997)	(16,931)
Net cash / (debt)	2,286,998	635,302

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2023	2022
Inventories	3,884,364	3,370,139
Trade receivables	2,597,353	1,890,697
Customer advances	(100,596)	(343,613)
Trade payables	(1,020,156)	(998,807)
Operating working capital	5,360,965	3,918,416
Annualized quarterly sales	16,299,652	11,201,896
Operating working capital days	120	128